UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Yahoo! Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

RONALD FISHER SOFTBANK HOLDINGS INC. 1188 CENTRE STREET NEWTON CENTER, MA 02459 (617) 928-9300	STEPHEN A. GRANT, ESQ. SULLIVAN & CROMWELL 125 BROAD STREET NEW YORK, NY 10004 (212) 558-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 6, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 984332-10-6	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,371,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,371,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,371,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 984332-10-6	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,371,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,371,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,371,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 984332-10-6	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,371,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,371,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,371,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 984332-10-6	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,371,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,371,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,371,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON IN

             SOFTBANK America Inc., a Delaware corporation (“SB America”), SOFTBANK Holdings Inc., a Delaware corporation (“SBH”), SOFTBANK Corp., a Japanese corporation (“SOFTBANK”), and Mr. Masayoshi Son, a Japanese citizen (“Mr. Son” and, together with SB America, SBH and SOFTBANK, the “Reporting Persons”), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Yahoo! Inc., a Delaware corporation (the “Issuer”), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

             The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 590,895,000 shares of Common Stock reported by the Issuer as outstanding at October 25, 2002 in the Form 10-Q for the quarter ended September 30, 2002 filed by the Issuer on November 1, 2002.

             On November 6, 2002, SB America (a) sold 4,500,000 shares of Common Stock at an average price of $16.9303 per share, net to SB America, in brokers’ transactions through Salomon Smith Barney, and (b) sold 13,000,000 shares of Common Stock at a price of $16.82 per share in a block trade to Goldman, Sachs & Co. As of the date of the filing of this statement, after giving effect to these sales, the Reporting Persons beneficially own 26,371,042 shares of Common Stock of the Issuer, representing approximately 4.46% of the Issuer’s outstanding Common Stock. As a result, as of November 6, 2002, after giving effect to the foregoing sales, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock.

[Remainder of page left intentionally blank]

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2002

SOFTBANK CORP. SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC. MASAYOSHI SON
By:	/s/ Stephen A. Grant

Stephen A. Grant Secretary of Softbank America Inc. and Softbank Holdings Inc. and Attorney-in-fact for Softbank Corp. and Masayoshi Son

Page 7 of 7 Pages